

Sime Darby Berhad

(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

1 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 29


04045215

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4868

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in shares of Sime Darby Berhad pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 - released on 7, 9, 10, 13, 14, 15, 17, 20, 21, 22, 23, 27, 28 and 30 September 2004 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NZ/nor/ADR



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on07/09/2004 12:31:42 PM
Reference No MM-040907-40399

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 7 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
6.9.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	4,000	RM5.55 per Share
6.9.2004	AmInvestment Management Sdn Bhd – for EPF	Acquisition of SDB Shares	300,000	RM5.50 per Share
6.9.2004	Hwang DBS Asset Management Sdn Bhd – for EPF	Acquisition of SDB Shares	59,000	RM5.50 per Share


AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/09/2004 12:13:28 PM
Reference No MM-040909-38811

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Tables 1 and 2 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 9 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Tables.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
8.9.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	100	RM5.55 per Share
8.9.2004	AmInvestment Management Sdn Bhd – for EPF	Acquisition of SDB Shares	200,000	RM5.50 per Share

Table 2
Transactions involving HBCorp Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
7.9.2004	EPF	Disposal of HBCorp Shares	250,000	RM3.34 per Share





Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/10/2004 12:14:50 PM
Reference No MM-040910-40395

Submitting Merchant Bank (If applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 10 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
9.9.2004	AmInvestment Management Sdn Bhd – for Employees Provident Fund Board	Acquisition of SDB Shares	132,600	RM5.50 per Share


AmMerchant Bank Berhad (23742-V)



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on13/09/2004 12:35:52 PM
Reference No MM-040913-40995

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- **Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Tables 1 and 2 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 13 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Tables.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
10.9.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	65,000	RM5.70 per Share
10.9.2004	EPF	Disposal of SDB Shares	200,000	RM5.68 per Share
10.9.2004	EPF	Disposal of SDB Shares	100,000	RM5.6675 per Share
10.9.2004	EPF	Disposal of SDB Shares	150,000	RM5.6833 per Share
10.9.2004	Yeoh Poh Yew – Senior Officer of SDB	Disposal of SDB Shares	5,000	RM5.70 per Share

Table 2
Transactions involving HBCorp Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
10.9.2004	EPF	Disposal of HBCorp Shares	26,500	RM3.32 per Share


AmMerchant Bank Berhad (23742-V)
Floors, Bangunan AmBank Group,
P.O. Box
Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on14/09/2004 12:29:42 PM
Reference No MM-040914-41840

	Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	**Sime Darby Berhad**
*	Stock name	:	**SIME**
*	Stock code	:	**4197**
*	Contact person	:	**Lin Shueh Fen/Jeff Kong**
*	Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 14 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
13.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	1,580,200	Average price of RM5.80 per Share
13.9.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	150,000	RM5.8033 per Share
13.9.2004	EPF	Disposal of SDB Shares	201,100	RM5.80 per Share
13.9.2004	EPF	Disposal of SDB Shares	480,000	RM5.8083 per Share
13.9.2004	EPF	Disposal of SDB Shares	200,000	RM5.7925 per Share
13.9.2004	Yeoh Poh Yew – Senior Officer of SDB	Disposal of SDB Shares	5,000	RM5.80 per Share



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box [illegible]
[illegible] Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/15/2004 12:06:55 PM
Reference No MM-040915-40067

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 15 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
14.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	539,200	Average price of RM5.75 per Share



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/17/2004 12:02:45 PM
Reference No MM-040917-39181

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Kam Chew Chiang**
* Designation	:	**Associate Director / Assistant Manager**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 17 September 2004

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



TABLE 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
16.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd –Amanah Saham Bumiputera	Disposal of SDB Shares	1,100,000	Average price of RM5.75 per Share
16.9.2004	Employees' Provident Fund Board ("EPF")	Disposal of SDB Shares	100,600	RM5.75 per Share
16.9.2004	EPF	Disposal of SDB Shares	200,000	RM5.71 per Share
16.9.2004	Alliance Capital Asset Management Sdn Bhd–EPF	Acquisition of SDB Shares	196,000	RM5.74 per Share


Bank Berhad (23742-V)



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 09/20/2004 12:28:55 PM
Reference No MM-040920-39516

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 20 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
17.9.2004	Employees Provident Fund Board	Disposal of SDB Shares	218,400	RM5.80 per Share
17.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	600,000	Average price of RM5.78 per Share


Bank Berhad
Jalan
Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/21/2004 12:09:28 PM
Reference No MM-040921-41431

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 21 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
20.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	400,000	Average price of RM5.75 per Share



AmMerchant Bank Berhad (23742-V)
21st-22nd Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/22/2004 12:11:56 PM
Reference No MM-040922-41268

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 22 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
21.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	600,000	Average price of RM5.83 per Share
21.9.2004	Employees Provident Fund Board ("EPF")	Disposal of SDB Shares	400,000	RM5.85 per Share
21.9.2004	EPF	Disposal of SDB Shares	250,000	RM5.81 per Share
21.9.2004	EPF	Disposal of SDB Shares	250,000	RM5.817 per Share



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box [illegible]
[illegible] Kuala Lumpur.

File No. 82-4968



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/23/2004 12:25:07 PM
Reference No MM-040923-41698

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- **Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")**

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 23 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
22.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	60,600	Average price of RM5.80 per Share
22.9.2004	Employees Provident Fund Board	Disposal of SDB Shares	100,800	RM5.80 per Share


AmMerchant Bank Berhad. (23742-V)

21st-25th Floors, Bangunan AmBank Group,
Jalan [illegible] P.O. Box [illegible]
[illegible] Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on 09/27/2004 12:18:44 PM
Reference No MM-040927-42463

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 27 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
24.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	120,000	Average price of RM5.76 per Share
24.9.2004	Employees Provident Fund Board	Disposal of SDB Shares	44,000	RM5.80 per Share


AmMerchant Bank Berhad (23742-V)



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on09/28/2004 12:30:46 PM
Reference No MM-040928-42379

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Tables 1 and 2 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 28 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Tables.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
24.9.2004	Mayban Investment Management Sdn Bhd – for Employees Provident Fund Board ("EPF")	Acquisition of SDB Shares	300,000	RM5.7833 per Share
24.9.2004	Mayban Investment Management Sdn Bhd – for EPF	Acquisition of SDB Shares	100,000	RM5.75 per Share
27.9.2004	EPF	Disposal of SDB Shares	14,500	RM5.75 per Share
27.9.2004	EPF	Disposal of SDB Shares	165,000	RM5.7002 per Share

Table 2
Transactions involving HBCorp Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
27.9.2004	EPF	Disposal of HBCorp Shares	193,500	RM3.36 per Share



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.



Form Version 2.0

General Announcement

Submitted by MB_ARAB-MALAYSIAN on30/09/2004 12:10:47 PM
Reference No MM-040930-41409

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Lin Shueh Fen/Jeff Kong**
* Designation	:	**Associate Director/Assistant Manager, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 30 September 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Table 1.doc

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
29.9.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Disposal of SDB Shares	430,000	Average price of RM5.75 per Share
29.9.2004	Employees Provident Fund Board	Disposal of SDB Shares	340,000	RM5.75 per Share



AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.